

23 December 2005

Tabcorp disappointed in NSW Government's decision on Pooling

Tabcorp today expressed disappointment in the NSW Government's decision not to agree to approve the merging of the NSW and SuperTAB totalizator pools.

"The approval process has been extremely protracted but at least we now have certainty and we can concentrate on completing the integration and building the wagering business in both NSW and Victoria," Tabcorp's Chief Executive of Wagering Michael Piggott said.

Tabcorp had assessed the annual financial benefits of the introduction of pooling as being $3.5 million for the NSW racing industry, $3.0 million for the NSW Government and $3.4 million for the NSW TAB. And in Victoria the annual financial benefits were assessed as being $3.1 million for the Victorian racing industry, $2.2 million for the Government and $1.9 million for the Victorian TAB.

The NSW Government decision not to approve pooling means these benefits will not be available.

This is in addition to the value to punters of more stable dividends that would have been available through having deeper pools on racing, particularly for pools operating on country and provincial thoroughbred meetings and greyhounds and harness racing and made the totalizator more competitive in an increasingly competitive market.

Last month, Tabcorp outlined at its Annual General Meeting that the synergies associated with the TAB integration project would total $40.2 million in the 2008 financial year. The company now anticipates, in the absence of pooling being approved, full year synergies will be reduced by $5.3 million to $34.9 million in the 2008 financial year.

For more information, please contact:
Bruce Tobin, General Manager Corporate Affairs
(03) 9868 2508

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au